Exhibit 13

November 20, 1996



The Eastern Company
112 Bridge Street
Naugatuck, CT 06770

Attention:  Donald E. Whitmore, Jr.
              Secretary

Re:  Shareholder notice to The Eastern Company (the "Company")


The undersigned, being the record holder of 52,050 shares of Common Stock of the Company and a beneficial holder of such shares of Common Stock of the Company for more than one year from the date hereof (constituting at least 1% and over $1,000 of value of the securities entitled to vote), hereby gives notice pursuant to Rule 14a-8(a) promulgated under the Securi-ties Exchange Act of 1934, as amended (the "Act"), that the undersigned intends to present at the Company's 1997 annual meeting of stockholders the proposal attached hereto, and that such proposal should be included in the Company's proxy mate-rial for such meeting in accordance with the Act. The under-signed hereby affirms that the undersigned intends to continue to beneficially own 52,050 shares of Common Stock of the Com-pany through the date of such annual meeting. The proposal seeks to have the Company's Board of Directors consider for approval the retention of an investment banking firm to seek proposals for the sale of the Company to maximize shareholder value.


                                    /s/Ernst Ohnell
                                    Ernst Ohnell
                                    260 West Avenue
                                    Stamford, CT 06902








                            Page 14 of 15 Pages

PROPOSED RESOLUTION


      RESOLVED, that the stockholders of The Eastern Company (the "Company") hereby request and recommend that the Board of Directors authorize the immediate retention of an investment banking firm to seek proposals for the sale of the Company to maximize shareholder value.


SUPPORTING STATEMENT OF THE PROPONENT


      I am the record holder of 52,050 shares of the Company. I believe there is great underlying value in the Company that can be realized if an investment banking firm were hired to seek proposals for the sale of the Company.

      Notwithstanding the Company's strategic plan, the Compa-ny's common stock has significantly underperformed the stock market in total return over the past eight years, income from continued operations peaked in 1991 and there has been approxi-mately a 34% drop in employment by the Company since 1988.

      Earlier this year, a stockholder of the Company made an offer, which I supported, to the Company's Board of Directors for an affiliate of such stockholder to acquire by merger all of the outstanding shares of common stock of the Company for $15.00 per share in cash, subject to customary conditions. Even though the stockholder stated in its offer that it would consider improving the offer if evidence of additional value were provided, the Company's Board rejected the offer without even discussing it with the stockholder.

      Consistent with state law and the proxy rules, this pro-posal is merely a recommendation to the Board and its passage cannot compel action. However, a substantial shareholder vote in favor should, in my opinion, be regarded as a mandate to the Board to develop a program to truly maximize value for share-holders. If a proxy card is returned without voting instruc-tions or marked "abstain", it may be counted against this pro-posal. Do not let that happen. SEND A STRONG MESSAGE TO MANAGEMENT AND THE BOARD. VOTE "FOR" THE PROPOSAL TO RECOMMEND THAT THE BOARD ENGAGE AN INVESTMENT BANKING FIRM TO SEEK PRO-POSALS FOR THE SALE OF THE COMPANY, WHICH IS DESIGNED TO UNLOCK VALUE FOR ALL SHAREHOLDERS.




                            Page 15 of 15 Pages